Filed by Sirius International Insurance Group, Ltd.

pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer:  Sirius International Insurance Group, Ltd.

Subject Company: Easterly Acquisition Corp.

(SEC File No. 001-37522)

SIRIUS INTERNATIONAL INSURANCE GROUP, LTD. AND EASTERLY ACQUISITION CORP. AMEND MERGER AGREEMENT

Sirius enters into equity subscription agreements in advance of business combination

Hamilton, Bermuda and New York, NY — On August 30, 2018, Sirius International Insurance Group, Ltd. (“Sirius Group”), a global multi-line insurance and reinsurance group, and Easterly Acquisition Corp. (“Easterly”) (Nasdaq: EACQ) announced that they have executed an amendment to the agreement and plan of merger (the “Merger Agreement”) for the previously announced business combination of Sirius Group with Easterly, pursuant to which Easterly will merge with and become a wholly-owned subsidiary of Sirius Group (the “Merger”) and Sirius Group will become a publicly listed company.

The amendment, among other things, modifies the date on which the exchange ratio, used to calculate the number of Sirius Group common shares to be issued in the Merger, is determined.  Pursuant to the terms of the Merger Agreement, as amended, Easterly’s common stock will be exchanged for Sirius Group’s common shares at a value equal to 1.05x Sirius Group’s diluted GAAP book value per share as of September 30, 2018 (the “Merger Price”), instead of as of June 30, 2018.

Sirius Group has also entered into subscription agreements with affiliated funds of Gallatin Point Capital, The Carlyle Group, Centerbridge Partners, L.P. and Bain Capital Credit (the “investors”) pursuant to which the investors have committed to purchase $213 million of Series B preference shares and common shares in a private placement, which amount may be decreased to $111 million at Sirius Group’s option.  In addition, the investors will receive warrants that are exercisable for a period of five years after the issue date at a strike price equal to 125% of the Merger Price.

The closing of the private placement is subject to the closing of the Merger, as well as other customary conditions.  Proceeds from the private placement will be used by Sirius Group to redeem all outstanding Series A preference shares, and the remainder for general corporate purposes.

The Merger has been unanimously approved by the boards of directors of Sirius Group and Easterly and is expected to close at the end of the third or beginning of the fourth quarter of 2018.  Completion of the Merger is subject to the satisfaction of certain conditions including, but not limited to, approval of the transaction by Easterly’s stockholders, but is not subject to any insurance regulatory approvals or a minimum cash condition.

About Sirius Group

Sirius Group is a Bermuda-based holding company with operating companies in Bermuda, Stockholm, New York and London.  Established in 1945, Sirius Group, utilizing its unique global branch network, provides multi-line insurance and reinsurance in over 140 countries including lead capacity for property, accident & health and other exposures.  Sirius Group maintains a disciplined and professional underwriting approach, superior risk evaluation, and best-in class pricing technology. Sirius Group wrote gross written premiums of $1.4 billion in 2017.

About Easterly LLC

Easterly LLC is a private asset management holding company that has interests in boutique investment management firms.  Easterly’s core expertise is in acting as a principal to grow business platforms.  Easterly enhances businesses as a partner through capital formation, corporate development and strategic implementation activities.  Easterly’s principals have a proven track record of delivering outperformance to both public and private investors across a variety of sectors.

About Easterly Acquisition Corp.

Easterly Acquisition Corp. is a Special Purpose Acquisition Company sponsored by Easterly Acquisition Sponsor, LLC, an affiliate of Easterly LLC, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.  Easterly Acquisition Corp. completed its initial public offering in August 2015, raising $200 million in cash proceeds.  Easterly Acquisition Corp.’s officers and certain of its directors are affiliated with Easterly LLC.

Additional Information about the Transaction and Where to Find It

This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly and Sirius Group and may be deemed to be solicitation material in respect of the Proposed Transaction.  Easterly will file with the SEC a report on Form 8-K which will include the amendment to the Merger Agreement as an exhibit thereto [and the private placement documentation between Sirius Group and the investors].  Easterly previously filed with the SEC a report on Form 8-K regarding the Proposed Transaction contemplated by the Merger Agreement, which included the Merger Agreement as an exhibit thereto.  All parties desiring details regarding the Proposed Transaction, including the Merger, are urged to review these documents, which are or will be available at the SEC’s website (http://www.sec.gov).

The Proposed Transaction will be submitted to the stockholders of Easterly for their approval.  In connection with the Proposed Transaction, Sirius Group has filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of Easterly and a prospectus of Sirius.  Sirius Group will post on its website more information regarding the private placement documentation between Sirius Group and the investors. This communication is not a substitute for the Registration Statement on Form S-4 or any other documents that Sirius Group or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the Proposed Transaction.  After the Registration Statement on Form S-4 is declared effective, Easterly will mail a definitive proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transactions.  This press release does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors that will be included in the preliminary proxy statement/prospectus.  It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction.  Easterly stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, the amendments thereto, and the definitive proxy statement/prospectus (including any documents incorporated by reference therein), as these materials will contain important information about Sirius Group, Easterly and the Proposed Transaction.  Investors and stockholders can obtain free copies of the preliminary proxy statement/prospectus and other documents filed with the SEC by Easterly through the web site maintained by the SEC at www.sec.gov.  In addition, investors and stockholders can obtain free copies of the preliminary proxy statement once it is available from Easterly by accessing Easterly’s website at www.easterlyacquisition.com.

Forward-Looking Statements

This communication contains “forward-looking statements,” including statements relating to the expected closing of the Merger and the private placement.   Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would”“ and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of Sirius Group and Easterly, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

For Sirius Group, these risks and uncertainties include, but are not limited to, Sirius Group’s exposure to unpredictable catastrophic and casualty events and unexpected accumulations of attritional losses; increased competition from existing insurers and reinsurers and from alternative capital providers, such as insurance-linked funds and collateralized special purpose insurers; decreased demand for Sirius Group’s insurance or reinsurance products; consolidation and cyclical changes in the insurance and reinsurance industry; the inherent uncertainty of estimating loss and loss adjustment expenses reserves, including asbestos and environmental reserves, and the possibility that such reserves may be inadequate to cover Sirius Group’s ultimate liability for losses; a decline in Sirius Group’s operating subsidiaries’ ratings with rating agencies; the limited liquidity and trading of Sirius Group’s securities following the Merger; the ability to recognize the anticipated benefits of the Merger; and costs related to the Merger and Sirius Group’s status as a publicly traded company.  For Easterly, these risks and uncertainties include, but are not limited to, the successful combination of Easterly with Sirius Group’s business; amount of redemptions; the ability to retain key personnel; and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Sirius Group and Easterly prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional information on these and other factors that may cause actual results and performance to differ materially is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10-K for the year ended December 31, 2017 and subsequent Forms 10-Q, and in Sirius Group’s Registration Statement on Form S-4 filed with the SEC.  Copies may be obtained by contacting Easterly or Sirius Group, as appropriate, or by visiting www.sec.gov.   Except to the extent required by applicable law or regulation, Sirius Group and Easterly undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of the proxy statement/prospectus or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction.  Information about the directors and executive officers of Easterly is set forth in Easterly’s Annual Report on Form 10-K for the year ended December 31, 2017.  Information about the directors and executive officers of Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in Easterly’s preliminary proxy statement/prospectus.  Investors may obtain additional information about the interests of such participants by reading such preliminary proxy statement/prospectus.

Contacts:

Sirius Group	Easterly

Michael A. Papamichael	Investor Relations
Sirius International Insurance Group, Ltd.	Easterly Acquisition Corp.
(212) 312-0219	(646) 712-8300
Michael.papamichael@siriusgroup.com	ir@easterlyacquisition.com